EXHIBIT 99.1

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 —
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

RISKS RELATED TO OUR BUSINESS

We generate substantially all of our revenue from advertising, and the reduction in spending by or loss of advertisers or publishers could seriously harm our business.

        We derive substantially all of our revenues from fees paid by our advertiser clients for results-based advertisements displayed on our publishers’ websites and in company-distributed emails. Our advertiser clients, publishers and email list owners can generally terminate their contracts with us at any time on sixty (60) days prior notice or less. Advertisers will not continue to do business with us if their investment in advertising with us does not generate sales leads and, ultimately, customers, or if we fail to deliver their advertisements in an appropriate and effective manner. Publishers and email list owners will not renew their contracts with us if we fail to generate revenue from the advertisements we place on their sites and in our emails. If we are unable to remain competitive and provide value to our advertisers, publishers and list owners, they may stop placing advertisements with us, allowing us to display advertisements on their websites, or allowing us to use their email lists to distribute emails, which would adversely affect our revenues and business.

A limited number of advertisers accounted for a significant percentage of our revenues in 2003, and the loss of one or more of these advertisers could cause our revenues to decline.

        For the Six-months ended June 30, 2004, revenues from our two largest advertiser clients accounted for 30.2% of our total revenues. We anticipate that a limited number of clients collectively will continue to account for a significant portion of our revenues for the foreseeable future. Key factors in maintaining our relationships with these clients include our performance on individual campaigns, the quality of the results we generate for these clients, and the relationships of our sales employees with client personnel. To the extent that our performance does not meet client expectations, or the reputation of our data quality or relationships with one or more major clients are impaired, our revenues could decline and our operating results could be adversely affected.

        One of these clients, Advertising.com, is an advertising network with whom we also compete for advertisers. We maintain short-term, renewable contracts that Advertising.com may at some point elect not to renew. In addition to the factors noted above, circumstances that may cause Advertising.com not to renew its contracts with us include a desire by Advertising.com not to contract directly with a competitor. Although we feel our relationship with Advertising.com is strong, we can give no assurance that we can maintain this relationship in the future. If Advertising.com elects not to renew its contracts with us, our revenues could decline and our operating results could be adversely affected.

We face intense and growing competition, which could result in price reductions, reduced operating margins and loss of market share.

        The market for Internet advertising and related services is highly competitive. If we fail to compete effectively against other Internet advertising service companies, we could lose advertising clients or publishers and our revenues could decline. We expect competition to continue to increase because there are no significant barriers to entry. Our principal competitors include other on-line companies that provide advertisers with results-based advertising services, including advertising networks such as Advertising.com, AQuantive, and ValueClick. In addition, we compete with large interactive media companies with strong brand recognition, such as AOL, Google, Microsoft and Yahoo!, that sell advertising inventory directly to advertisers. We also compete with traditional advertising media, such as direct mail, television, radio, cable and print, for a share of advertisers’ total advertising budgets.

        Many current and potential competitors have advantages over us, such as longer operating histories, greater name recognition, larger client bases, greater access to advertising space on high-traffic websites, and significantly greater financial, technical, marketing and human resources. These companies can use their experience and resources against us in a variety of competitive ways, including by making acquisitions, investing more aggressively in research and development and competing more aggressively for advertisers and publishers. In addition, existing or future competitors may develop or offer services that provide significant performance, price, creative or other advantages over those offered by us.

        Current and potential competitors may merge or establish cooperative relationships among themselves or with third parties to improve the ability of their products and services to address the needs of our clients and publishers and prospective clients and publishers. As a result, new competitors may emerge that may rapidly acquire significant market share as well as place significant downward pressure on the pricing of our services.

        In addition, current and potential clients and publishers have or may establish products and services that are competitive with ours, or that better serve their own internal needs or the needs of others. For example, two of our competitors for advertisers, Advertising.com and ValueClick, are also clients of ours. As a result, current clients and publishers may choose to terminate their contracts with us, and potential clients and publishers may choose not to contract for our products and services or to contract with one of our competitors.

        If we fail to compete successfully, we could have difficulties attracting and retaining advertising clients and publishers, which may decrease our revenues and adversely affect our operating results. Increased competition may also result in price reductions and reduced operating results.

Our revenues would decline or fail to grow if the market for results-based Internet marketing services fails to develop.

        Our services are offered to advertisers using results-based pricing models. The market for results-based Internet advertising has only recently developed, and the viability and profitability of this market is unproven. If advertisers conclude that results-based marketing services are not profitable or fail to achieve their customer acquisition goals, the Internet advertising market could move away from these services, and our revenues could decline or fail to grow.

We depend on interactive publishers for inventory to display our clients’ advertising, and any decline in the supply of advertising inventory available through our network could cause our revenues to decline.

        Most of the websites, search engines, and email list owners on whose pages, and before whose users, our advertising is displayed are not bound by long-term contracts that ensure us a consistent supply of advertising inventory. We generate a significant portion of our revenues from the advertising inventory provided by a limited number of publishers. In many instances, publishers can change the amount of inventory they make available to us at any time. In addition, publishers may place reasonable restrictions on our use of their advertising inventory. These restrictions may prohibit advertisements from specific advertisers or specific industries, or restrict the use of certain creative content or format. If a publisher decides not to make inventory available to us, or decides to increase the cost, or places significant restrictions on the use of such inventory, we may not be able to replace this with inventory from other publishers that satisfy our requirements in a timely and cost-effective manner. If this happens, our revenues could decline or our cost of acquiring inventory may increase.

We have a short operating history as an advertising network business and a relatively new business model in an emerging and rapidly evolving market. This makes it difficult to evaluate our future prospects and may increase the risk of your investment.

        We first derived revenue from our advertising network business in late 2000. However, our advertising revenues were not 100% attributable to our results-based advertising network model until the third quarter of 2001. We introduced our current technology platform on which our model is based in June of 2001, and have made substantial improvements to that technology and the corresponding capabilities of our business model each year since its introduction. Furthermore, the balance between our network publisher and email distribution channels has changed significantly in the past year reflecting both the public’s negative perception of commercial email solicitation, as well as our concerted efforts to expand our network of website publishers during this period. As a result, we have relatively little operating history as a results-based advertising network business for you to evaluate in assessing our future prospects. Also, we derive substantially all of our revenues from online advertising, which is an immature industry that has undergone rapid and dramatic changes in its short history. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. We may not be able to successfully address these risks and difficulties, which could materially harm our business and operating results.

New technologies could block or filter our ads, which would harm our business.

        Technologies may be developed that can block the display of our ads. We derive substantially all of our revenues from fees paid to us by advertisers in connection with the display of ads on web pages and emails. As a result, ad-blocking technology could, in the future, decrease our revenues and adversely affect our operating results.

We have to keep up with rapid technological change to continue offering our advertising clients competitive services or we may lose clients and be unable to compete.

        Our future success will depend on our ability to continue delivering our advertising clients and publishers competitive results-based Internet marketing services. In order to do so, we will need to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to improve the performance of our services. Our failure to adapt to such changes would harm our business. New technologies and advertising media could adversely affect us. In addition, the widespread adoption of new Internet technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.

Because our advertiser client and publisher contracts generally can be cancelled by the client or publisher with little or no notice or penalty, the termination of one or more large contracts could result in an immediate decline in our revenues.

        We derive substantially all of our revenues from marketing services under short-term insertion order contracts with advertising clients and website publishers, most of which are cancelable upon sixty (60) days or less notice. In addition, these contracts generally do not contain penalty provisions for cancellation before the end of the contract term. The short contract terms in general reflect the limited timelines, budgets and customer acquisition goals of specific advertising campaigns and are consistent with industry practice. The non-renewal, re-negotiation, cancellation or deferral of large contracts such as our contract with Advertising.com or a number of contracts that in the aggregate account for a significant amount of revenues, could cause an immediate and significant decline in our revenues and harm our business.

If our advertisers, publishers or we fail to comply with regulations governing consumer privacy, we could face substantial costs and our business could be harmed.

        Our collection, maintenance and use of information regarding Internet users could result in lawsuits or government inquiries. These actions may include those related to U.S. federal and state legislation limiting the ability of companies like ours to collect, receive and use information regarding Internet users and to distribute commercial emails. In addition, we cannot assure you that our advertiser clients, website publishers and email list owners are currently in compliance, or will remain in compliance, with their own privacy policies, regulations governing data collection or consumer privacy or other applicable legal requirements. We may be held liable if our clients use our technology or the data we collect on their behalf, or they collect in a process initiated by us, in a manner that is not in compliance with applicable laws or regulations or their own stated privacy policies. Alternatively, we may be held liable if our email list owners have collected the data we use under license in violation of applicable laws or regulations. Litigation and regulatory inquiries are often expensive and time-consuming and their outcome is uncertain. Any involvement by us in any of these matters may require us to:

•	spend significant amounts on our legal defense;

•	divert the attention of senior management from other aspects of our business;

•	defer or cancel new product or service launches as a result of these claims or proceedings; and

•	make changes to our present and planned products or services.

        As a result of any of the foregoing, our revenues may decrease and our operating results may be adversely affected.

Changes in government regulation or industry standards applicable to the Internet could decrease the demand for our services and increase our costs of doing business.

        Our business is subject to existing laws and regulations that have been applied to Internet communications, commerce and advertising. New laws and regulations may restrict specific Internet activities, and existing laws and regulations may be applied to Internet activities, either of which could increase our costs of doing business over the Internet and adversely affect the demand for our advertising services. In the United States, federal and state laws already apply or may be applied in the future to areas, including commercial email, children’s privacy, copyrights, taxation, user privacy, search engines, Internet tracking technologies, direct marketing, data security, pricing, sweepstakes, promotions, intellectual property ownership and infringement, trade secrets, export of encryption technology, acceptable content and quality of goods and services.

        The European Union has adopted directives that may limit our ability to collect and use information regarding Internet users in Europe if we ever elect to expand our operations to Europe. The effectiveness of our Dynamic Revenue Optimization technology could be limited by any regulation restricting the collection or use of information regarding Internet users. Furthermore, due to the global nature of the Internet, it is possible that, although our transmissions originate in particular states, governments of other states or foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet. Such legislation, if adopted, could hinder the growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications, commercial and advertising medium.

        In addition to government regulation, privacy advocacy groups and the technology and direct marketing industries may consider various new, additional or different self-regulatory standards applicable to the Internet. Governments, trade associations and industry self-regulatory groups may enact more burdensome laws, regulations and guidelines, including consumer privacy laws, affecting our clients, publishers and us, which could harm our business by increasing compliance costs or limiting the scope of our business.

We have a history of losses, we have an accumulated deficit of $62.8 million and we have only achieved profitability in the current quarter.

        We have only achieved profitability as of the current quarter. We incurred net losses of $17.9 million, or more than 9.5 times the amount of our revenues, for the year ended December 31, 2001, $5.5 million, or more than 1.9 times the amount of our revenues, for the year ended December 31, 2002, and $1.5 million, or one-third the amount of our revenues for the year ended December 31, 2003. As of June 30, 2004, our accumulated deficit was $62.8 million. We may be unable to sustain profitability on a quarterly or annual basis in the future. It is possible that our revenues will grow more slowly than we anticipate or that operating expenses will exceed our expectations.

We may need additional financing at some point in the future, without which we may be required to restrict or discontinue our operations.

        As of December 31, 2003, our business was not generating the cash necessary to fund our long-term operations. For the quarter ended June 30, 2004, our operations provided a positive cash flow and net income, on an unaudited basis. We thus anticipate that our available cash resources will be sufficient to meet our currently anticipated capital expenditures and working capital requirements at least through December 31, 2005. In the event our cash from operations do not continue to meet or exceed our capital expenditure and working capital requirements, we may need to raise additional funds to continue operation. In addition, we may need to raise additional funds to develop or enhance our services or products, fund expansion, respond to competitive pressures or acquire businesses or technologies. Unanticipated expenses, poor financial results or unanticipated opportunities that require financial commitments could give rise to earlier financing requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities might have rights, preferences or privileges senior to those of our common stock. Additional financing may not be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of business opportunities, develop or enhance services or products or otherwise respond to competitive pressures would be significantly limited, and we might need to significantly restrict or discontinue our operations.

Our quarterly operating results are uncertain and may fluctuate significantly, which could negatively affect the value of our share price.

        Our operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate. For example, during the year ended December 31, 2003, the percentage of annual revenues attributable to the first, second, third and fourth quarters were 19.9%, 20.5%, 30.8% and 28.8%, respectively.

        Our limited operating history under our new business model also makes it difficult to ascertain the effects of seasonality and cyclicality on our business. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. Factors that may affect our quarterly operating results include the following:

•	the addition of new clients, publishers or email list owners or the loss of existing clients, publishers or email list owners;

•	the addition of new services or the limitation or loss of existing services;

•	changes in demand and pricing for our services;

•	changes in the volume, cost and quality of publisher and email database inventory available to us;

•	the timing and amount of sales and marketing expenses incurred to attract new advertisers, publishers and list owners;

•	seasonal spending and budget cycles for "continuity" advertisers - those advertisers who contract with us year round;

•	product development, marketing and budgetary plans and cycles for “campaign” advertisers – those advertisers who periodically contract with us as an online component of the advertisers’ broader product-specific customer acquisition programs often involving multiple media platforms;

•	changes in our pricing policies, the pricing policies of our competitors or the pricing of Internet advertising generally;

•	changes in governmental regulation of the Internet itself or advertising on the Internet;

•	changes in the health of the overall economy;

•	timing differences at the end of each quarter between our payments to publishers and list owners and our collection of related revenues from advertisers; and

•	predicted or unpredicted costs related to operations and corporate activities.

        Because our business continues to change and evolve, our historical operating results may not be useful to you in predicting our future operating results. In addition, advertising spending has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and customer acquisition patterns. For example, in 1999 and 2000, advertisers spent heavily on Internet advertising. This was followed by a lengthy downturn in Internet ad spending. We also shifted the focus of our business from being website-based to network-based during this period, which caused our revenues to decline below the expectations of securities analysts and investors as a website-based business. Furthermore, spending by some advertisers tends to be seasonal, with larger portions of their ad budgets dedicated to customer acquisition efforts in the third and fourth quarters of the calendar year. We anticipate that cyclicality and seasonality of our business will continue in the future causing our operating results to fluctuate.

        For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on past results as an indication of future performance. Quarterly and annual expenses as a percentage of revenues may be significantly different from historical or projected rates. These lower operating results may cause a decrease in our stock price.

We may be liable for content in the advertisements we deliver for our clients.

        We may be liable to third parties for content in the advertising we deliver if the artwork, text or other content involved violates copyrights, trademarks or other third-party intellectual property rights or if the content is defamatory. Although substantially all of our contracts include both warranties from our advertisers that they have the right to use and license any copyrights, trademarks or other intellectual property included in an advertisement and indemnities from our advertisers in the event of a breach of such warranties, a third party may still file a claim against us. Any claims by third parties against us could be time-consuming, could result in costly litigation and adverse judgments and could require us to modify our business.

If we cannot maintain our licenses with data owners, our business may suffer.

        We distribute promotional offers by means of e-mail to lists of names owned by the Company or managed by the Company under license from third-party list owners. While this revenue stream’s contributions to total revenues have shrunk on a percentage basis over the past several quarters, it currently contributes approximately 20% of our overall revenues. We face competition from other providers of list management services. If we are unsuccessful in maintaining our current license agreements with data list owners, our e-mail-based order volumes will likely decrease. As a consequence, our ability to generate revenues from the e-mail portion of our business will be adversely affected.

        Furthermore, as we expand the distribution component of our results-based advertising network we intend to continue focusing most of our energies on adding new website publishers. Thus, while the number of third-party email lists under management has remained stable and may actually increase slightly in the future, we expect that this revenue stream’s contribution to our overall revenues will continue to shrink on a percentage basis.

The loss of the services of any of our executive officers or key personnel would likely cause our business to suffer.

        Our future success depends to a significant extent on the efforts and abilities of our senior management, particularly Timothy C. Choate, our President and Chief Executive Officer, John Wade, our Chief Financial Officer, Dave Davis, our Secretary and General Counsel, Lance Nelson, our Vice President of Technology, and Ron Allen, our Controller. The loss of the services of any of these individuals could result in harm to key client or publisher relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs. Circumstances that may lead to a loss of such individuals include his recruitment and hiring by an entity inside or outside the industry, his voluntary termination of employment to pursue alternative career or personal opportunities, and the illness or death of the individual or a member of his immediate family. We may be unable to attract, motivate and retain other key employees in the future. Competition for employees in our industry is increasing. In the past we have experienced difficulty in hiring qualified personnel. We do not have employment agreements with any of our key personnel, nor do we have key-person insurance for any of our employees. The loss of the services of our senior management or other key employees could make it more difficult to successfully operate our business and pursue our business goals.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

        We have limited experience acquiring companies. The companies we have acquired have been small. We have evaluated in the past, and may in the future evaluate, potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions. Any of these transactions could be material to our financial condition and results of operations. In addition, the process of integrating an acquired company, business or technology may create unforeseen operating difficulties and expenditures and is risky. The areas where we may face risks include:

difficulties	integrating operations, personnel, technologies, products and information systems of acquired businesses;

•	potential loss of key employees of acquired businesses;

•	adverse effects on our results of operations from acquisition-related charges and amortization of goodwill and purchased technology;

•	increased fixed costs, which could delay profitability;

•	inability to maintain the key business relationships and the reputations of acquired businesses;

•	potential dilution to current shareholders from the issuance of additional equity securities;

•	inability to maintain our standards, controls, procedures and policies;

•	responsibility for liabilities of companies we acquire; and

•	diversion of management’s attention from other business concerns.

        Also, the anticipated benefit of an acquisition may not materialize. Future acquisitions could result in the incurrence of debt or write-offs of goodwill. For example, our acquisition of XmarksTheSpot.com, Inc. in late 2000, was completed for $1.5 million in cash, the issuance of 349,202 shares of additional common stock, and the assumption of $300,000 in outstanding liabilities. The acquisition also caused the consumption of our Chief Executive Officer’s, Chief Financial Officer’s and General Counsel’s attention at a time of mounting external challenges for the company. Subsequently, during 2001 $1.7 million of intangible assets recorded related to this acquisition were written off.

        Incurring any of the stated difficulties could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

Broker-dealers may be discouraged from effecting transactions in our shares because they have in the past been and may in the future be considered penny stocks and are subject to the penny stock rules.

        Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in a “penny stock”. A penny stock generally includes any non-Nasdaq equity security that has a market price of less than $5.00 per share. Our shares have been quoted on the OTCBB since March 7, 2003. Prior to March 7, 2003, our shares were quoted on the Nasdaq SmallCap Market. The price of our shares on such markets ranged from $0.38 to $7.60 during the period from January 1, 2002 to August 10, 2004. The price of our shares did not exceed $5.00 per share until December of 2003, and has since fluctuated above and below that figure. Purchases and sales of our shares are generally facilitated by NASD broker-dealers who act as market makers for our shares. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

        Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

        In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Since our stock price is volatile, your ability to sell shares of our stock held by you at a profit may be impaired, and we may become subject to securities litigation that is expensive and could result in a diversion of resources.

        The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile. Factors affecting the stability of our stock price include the limited number of shares held by holders who are not deemed company “insiders” (i.e. executive management, directors and holders of in excess of 10% of the issued and outstanding shares of common stock), the limited trading volume of our common stock on the OTCBB, the limited size of the public market for our common stock, and speculative buying and selling of our common stock. As a result, you may find it difficult to sell at a profit shares of our common stock held by you. Furthermore, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs to us in defending against the lawsuit and a diversion of management’s attention that could reduce the value of your investment.

We may need additional financing in the future, which may not be available on favorable terms, if at all, and which may, in turn, cause the price of our common stock to fall.

        We may need additional funds to finance our operations, as well as to enhance our products and services, fund our expansion, respond to competitive pressures or acquire complementary businesses or technologies. However, our business may not generate the cash needed to finance such requirements. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders would be reduced, and these securities may have rights, preferences or privileges senior to those of our common stock. If adequate funds are not available or are not available on acceptable terms, our ability to enhance our services, fund our expansion, respond to competitive pressures or take advantage of business opportunities would be significantly limited, and we might need to significantly restrict our operations. Furthermore, if we undertake a funding that results in the issuance of additional equity or convertible debt securities, the price of our common stock could fall.

Our chief executive officer holds a substantial portion of our stock, which could limit your ability to influence the outcome of key transactions, including changes of control.

        As of June 30, 2004, Mr. Choate beneficially owned approximately 26.7% of our issued and outstanding common stock. As a result, the ability of our other stockholders to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers or similar transactions, could be limited.

Our articles of incorporation, bylaws, change in control agreements and the Washington Business Corporation Act contain anti-takeover provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

        Provisions of our amended and restated articles of incorporation, our bylaws, change in control agreements we have entered into with certain of our executive officers, and our Shareholder Rights Plan, which provides for the diluted issuance of shares in the event of a hostile takeover bid or similar transaction, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors, without shareholder approval, to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors;

•	declaration of a dividend distribution of preferred share purchase rights and adoption of a Rights Plan in March 2002, which would discourage a change of control attempt without the approval of the Board of Directors; and

under change in control agreements between the company and each of Messrs. Choate, Wade and Davis, in the event of a sale or merger of the company that results in the termination of the executive’s employment, the executive will receive a severance payment equal to eight months of his base salary (Messrs. Wade and Davis) or one-year of his base salary (Mr. Choate). In addition, 100% of the unvested portion of any stock options held by the individual executive at the time of his termination will automatically vest and become exercisable.

        Chapter 23B.19 of the Washington Business Corporation Act imposes restrictions on transactions between corporations and significant shareholders unless such transactions are approved by a majority of the corporation’s board of directors prior to the time that such shareholders acquire 10% or more of the outstanding stock. In addition, under the terms of our stock option plan a change of control will trigger accelerated vesting of options unless the acquiring company assumes the options or grants comparable options. These factors may discourage, delay or prevent a change in control which certain shareholders may favor.

An increase in the number of orders on our network may strain our systems or those of our third-party service providers, and we are vulnerable to system malfunctions or failures.

        Any serious or repeated problems with the performance of our network could lead to the dissatisfaction of consumers, our clients or our publishers. The order volume on our network is expected to increase over time as we seek to expand our client, consumer and publisher base. The proprietary and third-party systems that support our network must be able to accommodate an increased volume of traffic. Although we believe our systems and those of our third-party hosting service providers in their current configuration can accommodate at least five times current order volumes, our network has, in the past, experienced slow response times and brief outages. Slow response times and outages can be caused by technical problems with our Internet service providers, denial of service attacks, network router, firewall or switch failures, database server failures, storage area network failures, and natural disasters. Except for a four-hour system failure caused by a computer hardware malfunction at our Internet service provider in early 2004, we have not experienced any system failures or slow downs exceeding two hours in length. Although past system failures have not had a material adverse effect on our business, we may experience similar problems in the future that could have a material adverse effect on our business.

        Substantially all of our contracts specifically exclude liability resulting from computer hardware or software failures, third-party systems malfunctions and Internet connectivity failures. Furthermore, we do not guarantee system availability or “up time” in any of our contracts. However, a third party may still file a claim against us. Any claims by third parties against us could be time-consuming, could result in costly litigation and adverse judgments and could require us to modify or upgrade our operating systems and infrastructure.

In the future we may need to increase the capacity of our operating systems and infrastructure to grow our business.

        We may need in the future to improve and upgrade our operating systems and infrastructure in order to support the growth of our operations. Without such improvements, our operations might suffer from slow delivery times, unreliable service levels or insufficient capacity, any of which could negatively affect our reputation and ability to attract and retain advertising clients and publishers. We may be unable to expand our systems in a timely fashion, which could limit our ability to grow. In addition, the expansion of our systems and infrastructure will require us to commit financial, operational and technical resources before the volume of business the upgraded systems and infrastructure are designed to handle materializes. There can be no assurance that the volume of business will, in fact, increase. If we improve and upgrade our systems and the volume of our business does not increase to support the costs, our business could be adversely affected and we could incur losses.

If our users request products and services directly from our clients instead of requesting the product or service from us, our business could suffer.

        Our clients, list owners and/or publishers may offer the same free, trial or promotional products or services on their own websites or e-mail programs that we offer via our advertising network and e-mail programs. Users may choose to request products or services directly from our clients, list owners and/or publishers instead of requesting the product or service through us. If this happens, our revenues could decline or fail to grow and our business could suffer.

If third-party Internet service providers place limitations or restrictions on commercial e-mail addressed to their subscribers, our business could suffer.

        We distribute commercial e-mail to company-owned and licensed lists of individual Internet users, some of whom are members of private networks, such as the internal network of a private enterprise or governmental unit, or subscribers of third-party Internet service providers or ISPs such as AOL, Yahoo! and MSN. These ISPs have the ability to limit, restrict or otherwise filter the e-mails delivered to their subscribers. ISP’s or private networks may choose to restrict or block our emails to their subscribers if they believe we are sending commercial email solicitations in violation of federal, state or local laws or regulations or the ISP’s or network’s own internal guidelines and controls. No claims or proceedings have ever been asserted against us under applicable federal, state or local laws concerning our email practices and we have never been held liable for violating any such laws. However, we have experienced temporary or permanent blockages by ISPs and private networks in the past and may experience such blockages in the future. And we have voluntarily stopped or limited sending emails to subscribers of certain ISPs as we work to secure agreements with them to allow our emails to reach their subscribers unimpeded. Efforts by ISPs and private networks to limit or restrict a material portion of our e-mails, if successful, could result in lower revenues to the Company and cause our business to suffer.

We may need to incur litigation expenses in order to defend our intellectual property rights, and might nevertheless be unable to adequately protect these rights.

        We may need to engage in costly litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the intellectual property rights of others. We can give no assurance that our efforts to prevent misappropriation or infringement of our intellectual property will be successful. An adverse determination in any litigation of this type could require us to make significant changes to the structure and operation of our services and features or to license alternative technology from another party. Implementation of any of these alternatives could be costly and time-consuming and may not be successful. Any intellectual property litigation would likely result in substantial costs and diversion of resources and management attention.

        Our success largely depends on our trademarks, including “Aptimus,” and internally developed technologies, including our patent pending opt-in serving business method, which includes computer-driven offer rotation and implementation, consumer order collection, consumer order processing and lead generation, that we seek to protect through a combination of patent, trademark, copyright and trade secret laws. Protection of our proprietary technology and trademarks is crucial as we attempt to build our proprietary advantage, brand name and reputation. Despite actions we take to protect our intellectual property rights, it may be possible for third parties to copy or otherwise obtain and use our intellectual property without authorization or to develop similar technology independently. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Although we are not currently engaged in any lawsuits for the purpose of defending our intellectual property rights, we may need to engage in such litigation in the future. Moreover, we may be unable to maintain the value of our intellectual property rights in the future.

We could become involved in costly and time-consuming disputes regarding the validity and enforceability of recently issued or pending patents.

        The Internet, including the market for e-commerce and online advertising, direct marketing and promotion, is characterized by a rapidly evolving legal landscape. A variety of patents relating to the market have been recently issued. Other patent applications may be pending and yet other patent applications may be forthcoming. We have a pending non-provisional business method patent application before the United States Patent and Trademark Office and have made appropriate filings with certain foreign regulatory bodies preserving our patent rights in their jurisdictions, which we intend to prosecute. The patent application has been submitted to secure patent rights to our opt-in serving business method, which includes computer-driven, randomized offer rotation and implementation, consumer order collection, consumer order processing and lead generation. We intend to vigorously prosecute the patent application process, which may entail substantial expense and management attention.

        We are not presently engaged in any patent-related disputes, nor have we ever been accused of infringing another’s patent rights. However, we may incur substantial expense and management attention may be diverted if litigation ever does occur. Moreover, whether or not claims against us have merit, we may be required to enter into license agreements or be subject to injunctive or other equitable relief, either of which would result in unexpected expenses or management distraction.

We may face litigation and liability for information displayed on our network or delivered in an e-mail.

        We may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials we publish on our offer distribution network or distribute by e-mail. These types of claims have been brought, sometimes successfully, against online services in the past. We could also face claims based on the content that is accessible from our network through links to other websites. In addition, we may be subject to litigation based on laws and regulations concerning commercial e-mail. Any litigation arising from these claims would likely result in substantial costs and diversion of resources and management attention, and an unsuccessful defense to one or more such claims could result in material damages and/or injunctive or other equitable relief. We have no insurance coverage for these types of claims. Moreover, any claim that successfully limited or entirely prevented our current commercial e-mail activities would result in lower revenues to the Company and cause harm to our business.

Security and privacy breaches could subject us to litigation and liability and deter consumers from using our network.

        While we employ security measures typical of our industry, including encryption technology, we could be subject to litigation and liability if third parties penetrate our network security or otherwise misappropriate our users’ personal or credit card information. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and other federal and state agencies have investigated various Internet companies in connection with their use of personal information. We could be subject to investigations and enforcement actions by these or other agencies. In addition, we license on a very limited basis customer names and street addresses to third parties. Although we provide an opportunity for our customers to remove their names from our user list, we nevertheless may receive complaints from customers for these license arrangements.

        The need to transmit confidential information securely has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet in general or, specifically, from using the Internet to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. Many marketers seek to offer their products and services on our distribution network because they want to encourage people to use the Internet to purchase their goods or services. Internet security concerns could frustrate these efforts. Also, our relationships with consumers may be adversely affected if the security measures we use to protect their personal information prove to be ineffective. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect customers’ personal information. We have no insurance coverage for these types of claims.

        Furthermore, our computer servers or those of our third-party service providers, if any, may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any such breaches. We may be unable to prevent or remedy all security breaches. If any of these breaches occur, we could lose marketing clients, distribution publishers and visitors to our distribution network.

We may be subject to financial penalties in the event that this registration statement is not declared effective within 165 days of the initial filing date of March 31, 2004.

        In connection with the private placement completed in December 2003, we agreed to file a resale registration statement by March 31, 2004, and to bring such registration statement effective within 120 days of initial filing. Under the original terms of the private placement transaction, in the event that this registration statement is not declared effective within 120 days, we are subject to a monthly penalty of approximately $41,250 until such date as the registration statement shall be declared effective by the SEC. The Company has sought and has received a written 45-day waiver of the penalty from a majority of the investors, which is sufficient under the definitive agreement to bind all investors.

RISKS RELATED TO OUR INDUSTRY

If the acceptance of online advertising and online direct marketing does not increase, our business will suffer.

        The demand for online marketing may not develop to a level sufficient to support our continued operations or may develop more slowly than we expect. We derive all of our revenues from contracts with advertiser clients under which we provide online marketing services through our offer distribution network and our commercial e-mail programs. The Internet has not existed long enough as a marketing medium to demonstrate its effectiveness relative to traditional marketing methods. Advertisers that have historically relied on traditional marketing methods may be reluctant or slow to adopt online marketing. Many advertisers have limited or no experience using the Internet as a marketing medium. In addition, advertisers that have invested substantial resources in traditional methods of marketing may be reluctant to reallocate these resources to online marketing. Those companies that have invested a significant portion of their marketing budgets in online marketing may decide after a time to return to more traditional methods if they find that online marketing is a less effective method of promoting their products and services than traditional marketing methods. Moreover, the Internet-based companies that have adopted online marketing methods may themselves develop more slowly than anticipated or not at all. This, in turn, may result in slower growth in demand for the online direct marketing services of the type we provide.

        We do not know if accepted industry standards for measuring the effectiveness of online marketing, particularly of the cost per action model most commonly used by us, will develop. An absence of accepted standards for measuring effectiveness could discourage companies from committing significant resources to online marketing. Moreover, advertisers may determine that the cost per action pricing model is less effective in achieving, or entirely fails to achieve, their marketing objectives. If the market for Internet advertising fails to continue to develop, develops more slowly than we expect, or rejects our primary cost per action pricing model, our revenues and business could be harmed.

If we are unable to adapt to rapid changes in the online marketing industry, our business will suffer.

        Online marketing is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. We may incur substantial costs to modify our services or infrastructure to adapt to these changes and to maintain and improve the performance, features and reliability of our services. We may be unable to successfully develop new services on a timely basis or achieve and maintain market acceptance.

We face risks from potential government regulation and other legal uncertainties relating to the Internet.

        Laws and regulations that apply to Internet communications, commerce, commercial e-mail and advertising are becoming more prevalent. The adoption of such laws could create uncertainty in use of the Internet and reduce the demand for our services, or impair our ability to provide our services to clients. Congress has enacted legislation regarding children’s privacy on the Internet. In addition, the federal Assault of Non-Solicited Pornography and Marketing Act of 2003 (the “CAN SPAM Act”), which regulates commercial e-mail practices in the United States, was signed into law in December 2003. Additional laws and regulations may be proposed or adopted with respect to the Internet covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Passage of the CAN SPAM Act, which preempts state laws regulating commercial e-mail, certainly has eliminated some uncertainty in respect to our commercial e-mail practices caused by the various, often conflicting state laws. However, it’s too early to tell what effect, if any, the Act will have on our business. The passage of legislation regarding user privacy or direct marketing on the Internet may reduce demand for our services or limit our ability to provide customer information to marketers. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. For example, the European Union has adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. The adoption of consumer protection laws that apply to online marketing could create uncertainty in Internet usage and reduce the demand for our services, or impair our ability to provide those services to clients.

        In addition, we are not certain how our business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to our business could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

        Our services are available on the Internet in many states and foreign countries, and these states or foreign countries may claim that we are required to qualify to do business in their jurisdictions. Currently, we are qualified to do business only in Washington and California. Our failure to qualify in other jurisdictions if we were required to do so could subject us to taxes and penalties and could restrict our ability to enforce contracts in those jurisdictions.